PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Pershing Advisor Solutions LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 25, 2021

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2020

(Dollars in thousands)

Assets

Cash and cash equivalents	$	168
Due from affiliated clearing broker		48,925
Fees and other receivables		6,421
Due from affiliates		6,318
Intangible assets		2,033
Other assets		17,131
Total assets	$	80,996

Liabilities and Member's Equity

Liabilities:		
Accrued compensation payable	$	9,553
Due to affiliates		837
Accrued expenses and other		2,660
		13,050
Member's Equity:		
Member's contributions		82,838
Accumulated deficit		(14,892)
Total member's equity		67,946
Total liabilities and member's equity	$	80,996

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is a registered broker-dealer with the Securities & Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Securities Investment Protection Corporation (SIPC) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP), and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2020, the Company had $168 thousand in cash.

(b) Revenue Recognition

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $6.4 million at December 31, 2020 and are included in fees and other receivables on the statement of financial condition. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. On January 1, 2020, the Company adopted *ASU 2016-13, Financial Instruments – Credit Losses* ("CECL"). Under CECL, a provision of $2 thousand was recorded as of December 31, 2020. Receivables from customers are included in fees and other receivables on the statement of financial condition.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time. The Company did not record any contract assets as of December 31, 2020.

Contract liabilities represent payments received in advance of providing services under certain contracts. The Company did not record any contract liabilities as of December 31, 2020.

(continued)

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(c) *Principal Transactions*

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1   Quoted market prices in active markets for identical assets or liabilities.

Level 2   Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.

Level 3   Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. The Company did not have any assets or liabilities classified as Level 2 at December 31, 2020.

Level 3 comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2020.

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following tables present the financial instruments carried at fair value as of December 31, 2020 (dollars in thousands):

| | Assets at fair value as of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Equity Instruments	$ 37	—	—	37
Total assets at fair value	$ 37	—	—	37

| | Liabilities at fair value as of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased				
Equity Instruments	$ 4	—	—	4
Total liabilities at fair value	$ 4	—	—	4

(d) Fixed Assets and Intangible Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other non-qualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are stated at cost and amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed for indicators of impairment pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other* and ASC Topic 360, *Property, Plant and Equipment.*

(e) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC Topic 718, *Compensation –*

(continued)

Stock Compensation, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

As of December 31, 2020, $3.2 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a weighted average period of approximately zero to four years.

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC Topic 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(g) Leases

We determine if an arrangement is a lease at inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For all leases, we use a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include in the calculation of the lease liability.

(continued)

(3) Accounting Changes and New Accounting Guidance

(a) Recently Adopted Accounting Standard

The following Accounting Standard Update ("ASU") issued by the FASB has been adopted by the Company in 2020.

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, regulated cash and securities, certain receivables and certain off-balance sheet credit exposures.

The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. The Company adopted the new standard on January 1, 2020. The Company has developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. There was no impact to the Company.

(4) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2020, this balance was $48.9 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(5) Related Party Transactions

At December 31, 2020, the Company has a payable of $229 thousand relating to royalties, which is included in due to affiliates on the statement of financial condition. The Company also has a payable of $426 thousand to an affiliate for payroll services, as well as, payables to affiliates of $182 thousand relating to certain administrative support and marketing services, primarily from financial system support, human resources, accounts payable and corporate communications, which are included in due to affiliates on the statement of financial condition. The Company also maintains a cash account with an affiliate to fund its day-to-day operations, and $168 thousand was held in the operating cash account at December 31, 2020.

(continued)

(6)   Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2020, fixed assets amounted to $9.5 million net of accumulated depreciation of $7.8 million, and are included in other assets on the statement of financial condition.

(7)   Intangible Assets

Intangible assets include certain registered investment advisor contractual arrangements which are amortized over a 15 year useful life. At December 31, 2020, intangible assets amounted to $2.0 million net of accumulated amortization of $26.1 million.

(8)   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2020, the Company's net capital of $31.9 million was in excess of the minimum requirement by approximately $31.6 million.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(9)   Leases

The Company has a non-cancelable lease for office space expiring in December 2022. At December 31, 2020 the ROU Asset was $307 thousand, included in other assets on the statement of financial condition, and Lease Liability was $337 thousand, included in accrued expenses and other on the statement of financial condition. The remaining weighted average lease term is 24 months and the weighted average incremental borrowing rate used for the lease was 0.44%. At December 31, 2020, there were no lease liabilities on operating leases prior to adopting ASU 2016-02, *Leases*. At December 31, 2020, the maturities of lease liabilities after adopting ASU 2016-02, *Leases* is $168 thousand for 2021 and $171k for 2022.

(10)   Commitments and Contingencies

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $1,923 million. In accordance with applicable margin lending

(continued)

practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

From time to time, the Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. There are no legal proceedings pending that would have a material adverse effect on the Company's financial condition if the plaintiffs were to prevail.

(11) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $1.1 million and a gross deferred tax liability of $1.6 million at December 31, 2020. The deferred tax asset is primarily attributable to stock compensation. The deferred tax liability is attributable to depreciation. The net deferred tax liability is $0.7 million, which includes $0.2 million of a valuation allowance.

The Company has apportioned state net operating loss carryforwards of approximately $4.9 million, which will begin to expire in 2023. During 2020, the Company has recorded a valuation allowance of $.2 million against these carryforwards, as management believes it is more likely than not that the Company's deferred tax assets will not be realized.

Federal taxes receivable of $2.4 million and state taxes receivable of $0.4 million are included in due from affiliates on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2016. The Company's New York State and New York City income tax returns are closed to examination through 2014. The Company's New Jersey returns are closed to examination through 2015.

(12) Fair Value Information

At December 31, 2020, the Company's assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments.

(13) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(14) Financial Support

The Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2022.

(continued)

(15) Impact of Coronavirus Pandemic on Our Business

The coronavirus pandemic has had a significant effect on the global macroeconomic environment. Since March 2020, the vast majority of our employees have worked from home. They have been fully operational with minimal disruption to servicing our clients. Market volatility associated with the performance of global equity and fixed income markets and lower interest rates has had, and may continue to have, an impact on our business.

The significant increases in market volatility also resulted in increased client activity. However, the heightened volumes and volatility experienced in the first quarter of 2020 declined over the remainder of 2020. Given the decrease in short-term interest rates, there was a significant increase in money market mutual fund fees that were waived, which reduced fee revenue. It is difficult to forecast the impact of the coronavirus, together with related public health measures, on our results with certainty because so much depends on how the health crisis evolves, its impact on the global economy as well as actions taken by central banks and governments to support the economy and the availability, use and effectiveness of vaccines.

(16) Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 through February 25, 2021, the date that the accompanying financial statements are available to be issued.

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Exemption Report

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)



One Pershing Plaza
Jersey City, NJ 07399
pershing.com

Pershing Advisor Solutions LLC Exemption Report

Pershing Advisor Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) ii

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) ii throughout the period January 1, 2020 to December 31, 2020 without exception.

Pershing Advisor Solutions LLC

I, Gerard F. Mulligan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Gerard F Mulligan_

Title: Chief Financial Officer

February 25, 2021





KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Pershing Advisor Solutions LLC:

We have reviewed management's statements, included in the accompanying Pershing Advisor Solutions LLC Exemption Report (the Exemption Report), in which (1) Pershing Advisor Solutions LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 25, 2021

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Securities Investor Protection Corporation (SIPC)

Form SIPC-7

December 31, 2020

(With Report of Independent Registered Public Accounting Firm on

Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Managers
Pershing Advisor Solutions LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by Pershing Advisor Solutions LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 25, 2021

PERSHING ADVISOR SOLUTIONS LLC
Schedule of General Assessment Reconciliation
for the Year Ended December 31, 2020

Total revenue	$	121,625,519
Additions		
Interest and dividend expense		1,120,384
Total additions		1,120,384
Deductions:		
Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions		57,854,875
Total interest and dividend expense		1,120,384
Total deductions		58,975,259
SIPC Net Operating Revenues		63,770,644
General Assessment @ .0015		95,656
Less payment made with SIPC-6 filed (exclude interest)		59,715
Less prior overpayment applied		-
Assessment balance due or (overpayment)		35,941

BNY MELLON | PERSHING

One Pershing Plaza
Jersey City, NJ 07399

February 26, 2021

FINRA
Re: 2020 EDGAR submission

To Whom It May Concern:

This letter is confirmation that based on the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns dated April 2020, the Company, Pershing Advisor Solutions LLC, is submitting the annual Form X-17A-5 Part III filing without notarization.

Very truly yours,

Frank P Mutterer
Digitally signed by Frank P Mutterer
Date: 2021.02.25 16:18:44 -05'00'

Frank Mutterer, *Controller*
Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399
USA